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Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Forms F-10 (File No. 333-258099) and Form S-8 (No. 333-261422) of GreenPower Motor Company Inc. of our report dated June 30, 2022, relating to the consolidated financial statements, which is included in Report of Foreign Private Issuer on Form 6-K.

/s/ Crowe MacKay LLP

Chartered Professional Accountants
Vancouver, Canada
July 17, 2023